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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CA, Inc.

(Name of Subject Company (issuer))
CA, Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, par value $.10 per share
(including the Associated Rights to Purchase Series One Junior Participating Preferred Stock, Class A)
(Title of Class of Securities)

12673P105
(CUSIP Number of Class of Securities)

Kenneth V. Handal
Executive Vice President, General Counsel and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, New York 11749-7000
(631) 342-6000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Robert W. Downes
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$1,000,000,000	$107,000

*
Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 40,816,327 shares of Common Stock at the maximum tender offer price of $24.50 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by CA, Inc.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the o offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Tender Offer Statement on Schedule TO relates to the offer by CA, Inc., a Delaware corporation (the "Company"), to purchase for cash up to 40,816,327 shares of its Common Stock, par value $.10 per share (the "Common Stock"), including the associated rights to purchase Series One Junior Participating Preferred Stock, Class A, under our Rights Agreement, dated June 18, 1991, as amended May 17, 1995, May 23, 2001 and November 9, 2001, at a price not less than $22.50 nor greater than $24.50 per share (such per share purchase price, the "Purchase Price"), net to the seller in cash, without interest (the "Tender Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934 and is being filed in conjunction with communications made relating to the commencement of the Tender Offer. The Company intends to fully respond to all of the items called for by this Schedule TO by way of an amendment, which it will file as soon as practicable.

Item 12.    Exhibits.

(a)(1)(A)*	Summary Advertisement.
(a)(1)(B)	Press Release, dated August 14, 2006 (incorporated herein by reference to the Company's Tender Offer Statement on Schedule TO, filed on August 15, 2006).
(a)(1)(C)	Press Release, dated August 15, 2006 (incorporated herein by reference to the Company's Tender Offer Statement on Schedule TO, filed on August 16, 2006).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information required by Schedule 13E-3.

        Not Applicable.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CA, INC.
By:	/s/ KENNETH V. HANDAL
Name:	Kenneth V. Handal
Title:	Executive Vice President, General Counsel and Corporate Secretary

Date: August 16, 2006

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INTRODUCTION
SIGNATURE